UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                                (Amendment No.  )


                            Yongye International, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   98607B106
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  Tim O'Brien
                     c/o Pine River Capital Management L.P.
                               601 Carlson Parkway
                                    Suite 330
                              Minnetonka, MN 55305
			       p. (612) 238-3300
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 June 5, 2014
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

CUSIP No. 98607B106
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       Pine River Capital Management L.P.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [x]


3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     3,463,341

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     3,463,341

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,463,341

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.8%


14.  TYPE OF REPORTING PERSON

     IA, PN

CUSIP No. 98607B106
           --------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Brian Taylor

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [x]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     3,463,341

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     3,463,341

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,463,341

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES



13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.8%

14.  TYPE OF REPORTING PERSON

     IN

CUSIP No. 98607B106
          ---------

--------------------------------------------------------------------------------
Item 1.  Security and Issuer.

     The name of the issuer is Yongye International, Inc., a Nevada corporation (the 'Issuer'). The address of the Issuer's principal executive offices is 6th Floor, Suite 608, Xue Yuan International Tower, No. 1 Zhichun Road, Haidian District, Beijing, The People's Republic of China.

     This schedule relates to shares of the Issuer's common stock, par value $0.001 per share ('Shares').

--------------------------------------------------------------------------------
Item 2.  Identity and Background.

     (a-c, f) This Schedule 13D is being filed by Pine River Capital Management L.P., a Delaware limited partnership (the 'Investment Manager') and Brian Taylor, the managing member of Pine River Capital Management LLC, the general partner of the Investment Manager (the 'Managing Member')
(each a 'Reporting  Person' and collectively the 'Reporting  Persons').

     The principal business address of the Investment Manager and the Managing Member is located at 601 Carlson Parkway, Suite 330,
Minnetonka,  MN 55305, United States of America.

     (d) Brian Taylor has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

--------------------------------------------------------------------------------
Item 3.  Source and Amount of Funds or Other Consideration.

     As of June 5, 2014, Pine River Capital Management L.P. was deemed the beneficial owner of 3,463,341 shares of the Issuer's Shares.

     As of June 5, 2014, Brian Taylor was deemed the beneficial owner of 3,463,341 shares of the Issuer's Shares.

     No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

--------------------------------------------------------------------------------
Item 4. Purpose of Transaction.

     The Reporting Persons acquired the Shares for investment purposes and in the ordinary course of business, pursuant to investment strategies, including merger arbitrage and event driven strategies, because the Reporting Persons believed that the Shares, when purchased, represented an attractive investment opportunity.

     On September 23, 2013, the Issuer entered into an agreement and plan of merger (the 'merger agreement') with Full Alliance International Limited ('Holdco'), Yongye International Limited ('Parent'), and Yongye International Merger Sub Limited ('Merger Sub'). Under the terms of the merger agreement, Merger Sub will be merged with and into the Issuer (the 'merger'), with the Issuer surviving the merger as a wholly-owned subsidiary of Parent. The merger is a going private transaction involving (i) Mr. Zishen Wu, the Issuer's chairman, president and chief executive officer, (ii) Holdco, which is currently wholly-owned by Ms. Xingmei Zhong, (iii) MSPEA Agricultural
Holding Limited, (iv) Prosper Sino Development Limited, an entity established solely for the purpose of holding shares of the Issuer's common stock in trust and for the benefit of the family members of certain current and former members of the Issuer's management, including Mr. Zishen Wu and Mr. Yue Yu, the Issuer's chief financial officer and (v) Lead Rich International Limited.

     On April 9, 2014, the Parties entered into an amendment to the original merger agreement. The amendment provides for an increase in the per share merger consideration to be paid to holders of shares of common stock of the Company.

     The Reporting Persons expect to review from time to time their investment in the Issuer and may, depending on the market and other conditions:
(i) purchase additional Shares, options or related derivatives in the open market, in privately negotiated transactions or otherwise and (ii) sell all or a portion of the Shares, options or related derivatives now beneficially owned or hereafter acquired by them. Also, consistent with their investment intent, the Reporting Persons may engage in communications with, among others, one or more shareholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer regarding the Issuer, including its operations, governance and control.

     Except as set forth above, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of
Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

--------------------------------------------------------------------------------
Item 5.  Interest in Securities of the Issuer.

     (a, b) As of June 5, 2014, Pine River Capital Management L.P. was deemed to be the beneficial owner of 3,463,341 Shares, or 6.8% of the Shares of the Issuer, based upon the 50,685,216 Shares issued and outstanding as of May 7, 2014, according to the 10-Q filed May 12, 2014.

     Pine River Capital Management L.P. had the sole power to vote or direct the vote of 0 Shares to which this filing relates; shares the power to vote or direct the vote of the 3,463,341 Shares; had the sole power to dispose or direct the disposition of 0 Shares; and shares the power to dispose or direct the disposition of the 3,463,341 Shares to which this filing relates.

     Pine River Capital Management L.P. specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

     (a, b) As of June 5, 2014, Brian Taylor was deemed to be the beneficial owner of 3,463,341 Shares, or 6.8% of the Shares of the Issuer, based upon the 50,685,216 Shares issued and outstanding as of May 7, 2014, according to the 10-Q filed May 12, 2014.

     Brian Taylor had the sole power to vote or direct the vote of 0 Shares to which this filing relates; shares the power to vote or direct the vote of the 3,463,341 Shares; had the sole power to dispose or direct the disposition of 0 Shares; and shares the power to dispose or direct the disposition of the 3,463,341 Shares to which this filing relates.

     Brian Taylor specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

     The Shares were acquired for investment purposes. The Reporting Persons may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case purchased in a private transaction with the Issuer, block sales or purchases or otherwise, or may continue to hold the Shares. Moreover, the Reporting Persons may engage in any or all of the items discussed in Item 4 above.

     (c) See Exhibit B for schedule of transactions.

     (d) Inapplicable

     (e) Inapplicable

--------------------------------------------------------------------------------
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the Shares.

--------------------------------------------------------------------------------
Item 7.  Material to be Filed as Exhibits.

     Exhibit A:  Joint Filing Agreement
     Exhibit B:  Schedule of Transactions in the Shares of the Issuer

--------------------------------------------------------------------------------

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                             June 10, 2014
                                  ----------------------------------------
                                                 (Date)


                                 Pine River Capital Management L.P.

                                 By: Pine River Capital Management LLC,
                                     General Partner

                                 By: /s/ Brian Taylor
                                 -----------------------------------------------
                                 Name: Brian Taylor
                                 Title: Managing Member of the General Partner

                                 /s/ Brian Taylor
                                 -----------------------------------------------
                                 Brian Taylor

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                    Exhibit A

                                    AGREEMENT

The undersigned agree that this Schedule 13D, dated June 10, 2014 relating to the common stock, $0.001 par value of Yongye International, Inc. shall be filed on behalf of the undersigned.


                                 Pine River Capital Management L.P.

                                 By: Pine River Capital Management LLC,
                                     General Partner

                                 By: /s/ Brian Taylor
                                 -----------------------------------------------
                                 Name: Brian Taylor
                                 Title: Managing Member of the General Partner


                                 /s/ Brian Taylor
                                 -----------------------------------------------
                                 Brian Taylor

                             Exhibit B


              TRANSACTIONS IN THE SHARES OF THE ISSUER
                       DURING THE PAST 60 DAYS

The following table sets forth all transactions in the Shares effected by any of the Reporting Persons during the past
60 days.

Trans  Quantity    Price        Trade Date      Settlement Date
Type

Buy    19600	   6.8268	07-Apr-14	10-Apr-14
Buy    4199	   6.8268	07-Apr-14	10-Apr-14
Buy    3220	   6.8268	07-Apr-14	10-Apr-14
Buy    2381	   6.8268	07-Apr-14	10-Apr-14
Buy    1400	   6.8168	07-Apr-14	10-Apr-14
Buy    230	   6.8168	07-Apr-14	10-Apr-14
Buy    300	   6.8168	07-Apr-14	10-Apr-14
Buy    170	   6.8168	07-Apr-14	10-Apr-14
Buy    5	   6.8264	08-Apr-14	11-Apr-14
Buy    48	   6.8273	08-Apr-14	11-Apr-14
Buy    4021	   6.8268	08-Apr-14	11-Apr-14
Buy    18765	   6.8268	08-Apr-14	11-Apr-14
Buy    2278	   6.8268	08-Apr-14	11-Apr-14
Buy    3083	   6.8268	08-Apr-14	11-Apr-14
Buy    200	   6.8068	08-Apr-14	11-Apr-14
Buy    43	   6.8067	08-Apr-14	11-Apr-14
Buy    33	   6.8067	08-Apr-14	11-Apr-14
Buy    24	   6.8067	08-Apr-14	11-Apr-14
Buy    33333	   6.8168	08-Apr-14	11-Apr-14
Buy    7143	   6.8168	08-Apr-14	11-Apr-14
Buy    5476	   6.8168	08-Apr-14	11-Apr-14
Buy    4048	   6.8168	08-Apr-14	11-Apr-14
Buy    13168	   6.9609	09-Apr-14	14-Apr-14
Buy    2822	   6.9609	09-Apr-14	14-Apr-14
Buy    2164	   6.9609	09-Apr-14	14-Apr-14
Buy    1599	   6.9609	09-Apr-14	14-Apr-14
Buy    46668	   6.967	10-Apr-14	15-Apr-14
Buy    10000	   6.967	10-Apr-14	15-Apr-14
Buy    7666	   6.967	10-Apr-14	15-Apr-14
Buy    5666	   6.967	10-Apr-14	15-Apr-14
Buy    27533	   6.9668	11-Apr-14	16-Apr-14
Buy    5900	   6.9668	11-Apr-14	16-Apr-14
Buy    4523	   6.9668	11-Apr-14	16-Apr-14
Buy    3344	   6.9668	11-Apr-14	16-Apr-14
Buy    16701	   6.9738	14-Apr-14	17-Apr-14
Buy    3574	   6.9738	14-Apr-14	17-Apr-14
Buy    2745	   6.9738	14-Apr-14	17-Apr-14
Buy    1980	   6.9738	14-Apr-14	17-Apr-14
Buy    5800	   6.9845	14-Apr-14	17-Apr-14
Buy    954	   6.9845	14-Apr-14	17-Apr-14
Buy    1238	   6.9845	14-Apr-14	17-Apr-14
Buy    133	   6.957	14-Apr-14	17-Apr-14
Buy    655	   6.9845	14-Apr-14	17-Apr-14
Buy    22	   6.9568	14-Apr-14	17-Apr-14
Buy    29	   6.9569	14-Apr-14	17-Apr-14
Buy    16	   6.9569	14-Apr-14	17-Apr-14
Buy    9833	   6.9678	15-Apr-14	21-Apr-14
Buy    2111	   6.9678	15-Apr-14	21-Apr-14
Buy    1613	   6.9678	15-Apr-14	21-Apr-14
Buy    1243	   6.9678	15-Apr-14	21-Apr-14
Buy    1333	   6.9569	15-Apr-14	21-Apr-14
Buy    286	   6.957	15-Apr-14	21-Apr-14
Buy    219	   6.9569	15-Apr-14	21-Apr-14
Buy    162	   6.957	15-Apr-14	21-Apr-14
Buy    16701	   6.9673	15-Apr-14	21-Apr-14
Buy    3574	   6.9673	15-Apr-14	21-Apr-14
Buy    2745	   6.9673	15-Apr-14	21-Apr-14
Buy    1980	   6.9673	15-Apr-14	21-Apr-14
Buy    8633	   6.9691	16-Apr-14	22-Apr-14
Buy    1854	   6.9691	16-Apr-14	22-Apr-14
Buy    1417	   6.9691	16-Apr-14	22-Apr-14
Buy    1096	   6.9691	16-Apr-14	22-Apr-14
Buy    16701	   6.967	16-Apr-14	22-Apr-14
Buy    3574	   6.967	16-Apr-14	22-Apr-14
Buy    2745	   6.967	16-Apr-14	22-Apr-14
Buy    1980	   6.967	16-Apr-14	22-Apr-14
Buy    9965	   6.9744	17-Apr-14	23-Apr-14
Buy    2141	   6.9744	17-Apr-14	23-Apr-14
Buy    1636	   6.9744	17-Apr-14	23-Apr-14
Buy    1258	   6.9744	17-Apr-14	23-Apr-14
Buy    33333	   6.967	17-Apr-14	23-Apr-14
Buy    7143	   6.967	17-Apr-14	23-Apr-14
Buy    5476	   6.967	17-Apr-14	23-Apr-14
Buy    4048	   6.967	17-Apr-14	23-Apr-14
Buy    9965	   6.9692	21-Apr-14	24-Apr-14
Buy    2141	   6.9692	21-Apr-14	24-Apr-14
Buy    1636	   6.9692	21-Apr-14	24-Apr-14
Buy    1258	   6.9692	21-Apr-14	24-Apr-14
Buy    3100	   6.957	21-Apr-14	24-Apr-14
Buy    14466	   6.957	21-Apr-14	24-Apr-14
Buy    1757	   6.9569	21-Apr-14	24-Apr-14
Buy    2377	   6.9569	21-Apr-14	24-Apr-14
Buy    7143	   6.966	21-Apr-14	24-Apr-14
Buy    33333	   6.966	21-Apr-14	24-Apr-14
Buy    5476	   6.966	21-Apr-14	24-Apr-14
Buy    4048	   6.966	21-Apr-14	24-Apr-14
Buy    33333	   6.9719	22-Apr-14	25-Apr-14
Buy    7143	   6.9719	22-Apr-14	25-Apr-14
Buy    5476	   6.9719	22-Apr-14	25-Apr-14
Buy    4048	   6.9719	22-Apr-14	25-Apr-14
Buy    154	   6.9569	22-Apr-14	25-Apr-14
Buy    720	   6.957	22-Apr-14	25-Apr-14
Buy    118	   6.9569	22-Apr-14	25-Apr-14
Buy    87	   6.9569	22-Apr-14	25-Apr-14
Buy    22750	   6.9667	22-Apr-14	25-Apr-14
Buy    3738	   6.9667	22-Apr-14	25-Apr-14
Buy    4872	   6.9667	22-Apr-14	25-Apr-14
Buy    2740	   6.9667	22-Apr-14	25-Apr-14
Buy    33333	   6.9769	23-Apr-14	28-Apr-14
Buy    7143	   6.9769	23-Apr-14	28-Apr-14
Buy    5476	   6.9769	23-Apr-14	28-Apr-14
Buy    4048	   6.9769	23-Apr-14	28-Apr-14
Buy    267	   6.9669	23-Apr-14	28-Apr-14
Buy    57	   6.967	23-Apr-14	28-Apr-14
Buy    44	   6.967	23-Apr-14	28-Apr-14
Buy    32	   6.9669	23-Apr-14	28-Apr-14
Buy    32867	   6.9768	24-Apr-14	29-Apr-14
Buy    7043	   6.9768	24-Apr-14	29-Apr-14
Buy    5399	   6.9768	24-Apr-14	29-Apr-14
Buy    3991	   6.9768	24-Apr-14	29-Apr-14
Buy    33333	   6.9767	25-Apr-14	30-Apr-14
Buy    7143	   6.9767	25-Apr-14	30-Apr-14
Buy    5476	   6.9767	25-Apr-14	30-Apr-14
Buy    4048	   6.9767	25-Apr-14	30-Apr-14
Buy    334	   6.967	25-Apr-14	30-Apr-14
Buy    71	   6.9669	25-Apr-14	30-Apr-14
Buy    55	   6.9669	25-Apr-14	30-Apr-14
Buy    40	   6.967	25-Apr-14	30-Apr-14
Buy    19618	   6.9769	28-Apr-14	01-May-14
Buy    3224	   6.9769	28-Apr-14	01-May-14
Buy    4202	   6.9769	28-Apr-14	01-May-14
Buy    2366	   6.9769	28-Apr-14	01-May-14
Buy    5088	   6.987	30-Apr-14	05-May-14
Buy    1090	   6.987	30-Apr-14	05-May-14
Buy    836	   6.987	30-Apr-14	05-May-14
Buy    615	   6.987	30-Apr-14	05-May-14
Buy    143	   6.997	01-May-14	06-May-14
Buy    1189	   6.997	01-May-14	06-May-14
Buy    255	   6.997	01-May-14	06-May-14
Buy    195	   6.997	01-May-14	06-May-14
Buy    67	   7.0169	09-May-14	14-May-14
Buy    14	   7.0171	09-May-14	14-May-14
Buy    8	   7.0175	09-May-14	14-May-14
Buy    11	   7.0173	09-May-14	14-May-14
Buy    1576	   7.017	12-May-14	15-May-14
Buy    13001	   7.017	12-May-14	15-May-14
Buy    2786	   7.017	12-May-14	15-May-14
Buy    2137	   7.017	12-May-14	15-May-14
Buy    7700	   7.017	13-May-14	16-May-14
Buy    3100	   7.017	13-May-14	16-May-14
Buy    2489	   7.017	13-May-14	16-May-14
Buy    1700	   7.017	13-May-14	16-May-14
Buy    69	   7.017	15-May-14	20-May-14
Buy    13	   7.0169	15-May-14	20-May-14
Buy    10	   7.017	15-May-14	20-May-14
Buy    8	   7.0175	15-May-14	20-May-14
Buy    30855	   7.027	16-May-14	21-May-14
Buy    5848	   7.027	16-May-14	21-May-14
Buy    4425	   7.027	16-May-14	21-May-14
Buy    3343	   7.027	16-May-14	21-May-14
Buy    4191	   7.027	19-May-14	22-May-14
Buy    794	   7.027	19-May-14	22-May-14
Buy    601	   7.027	19-May-14	22-May-14
Buy    454	   7.027	19-May-14	22-May-14
Buy    972	   7.027	20-May-14	23-May-14
Buy    184	   7.027	20-May-14	23-May-14
Buy    139	   7.0271	20-May-14	23-May-14
Buy    105	   7.027	20-May-14	23-May-14
Buy    1849	   7.0667	02-Jun-14	05-Jun-14
Buy    34	   7.0667	02-Jun-14	05-Jun-14
Buy    61871	   7.0667	02-Jun-14	05-Jun-14
Buy    59	   7.0671	03-Jun-14	06-Jun-14
Buy    7740	   7.0671	03-Jun-14	06-Jun-14
Buy    1	   7.07	        03-Jun-14	06-Jun-14
Buy    7869	   7.0671	04-Jun-14	09-Jun-14
Buy    1796	   7.0671	04-Jun-14	09-Jun-14
Buy    1222	   7.0671	04-Jun-14	09-Jun-14
Buy    18326	   7.067	05-Jun-14	10-Jun-14
Buy    217949	   7.067	05-Jun-14	10-Jun-14
Buy    76925	   7.067	05-Jun-14	10-Jun-14
Buy    48	   7.0571	05-Jun-14	10-Jun-14
Buy    112	   7.0571	05-Jun-14	10-Jun-14
Buy    20	   7.057	05-Jun-14	10-Jun-14
Buy    20	   7.057	05-Jun-14	10-Jun-14
Buy    560000	   7.0671	05-Jun-14	10-Jun-14
Buy    240000	   7.0671	05-Jun-14	10-Jun-14
Buy    100000	   7.0671	05-Jun-14	10-Jun-14
Buy    100000	   7.0671	05-Jun-14	10-Jun-14